UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 20, 2024

WESBANCO, INC.

(Exact name of Registrant as Specified in Its Charter)

West Virginia	001-39442	55-0571723
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1 Bank Plaza
Wheeling, West Virginia		26003
(Address of Principal Executive Offices)		(Zip Code)

Registrant’s Telephone Number, Including Area Code: 304 234-9000

Former Name or Former Address, if Changed Since Last Report : Not Applicable

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock $2.0833 Par Value	WSBC	Nasdaq Global Select Market
Depositary Shares (each representing 1/40th interest in a share of 6.75% Fixed-Rate Reset Non-Cumulative Perpetual Preferred Stock, Series A)	WSBCP	Nasdaq Global Select Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01 Other Events.

Wesbanco, Inc. (the “Company”) issued a press release announcing an increase in the quarterly cash dividend rate to be paid to its shareholders to $0.37 per common share from the previous quarterly dividend rate of $0.36 per common share, or a 2.8% increase. The increased dividend will be payable on January 2, 2025 to shareholders of record on December 6, 2024. The press release announcing the increase in the quarterly cash dividend is attached as Exhibit 99.1 to this report and is incorporated by reference herein.

Additional Information About the Merger and Where to Find It

In connection with the proposed Merger, the Company has filed with the SEC a Registration Statement on Form S-4 (File No. 333-282519) (the “Registration Statement”) that includes a joint proxy statement of Premier Financial and the Company and a prospectus of the Company, as well as other relevant documents concerning the proposed transaction. The Registration Statement was declared effective by the SEC on October 28, 2024. SHAREHOLDERS OF THE COMPANY, SHAREHOLDERS OF PREMIER FINANCIAL AND OTHER INTERESTED PARTIES ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The Joint Proxy Statement/Prospectus will be mailed to shareholders of the Company and shareholders of Premier Financial prior to the respective shareholder meetings, which are both scheduled for December 11, 2024. In addition, the Registration Statement on Form S-4, which includes the Joint Proxy Statements/Prospectus, and other related documents filed by the Company or Premier with the SEC may be obtained for free at the SEC’s website at www.sec.gov, and from either the Company’s or Premier Financial’s website at www.wesbanco.com or www.premierfincorp.com, respectively.

No Offer or Solicitation

This filing is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed Merger and shall not constitute an offer to sell or a solicitation of an offer to buy any securities nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Participants in the Solicitation

The Company and Premier Financial and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the respective shareholders of the Company and Premier Financial in connection with the proposed Merger. Information about the directors and executive officers of the Company is set forth in the proxy statement for the Company’s 2024 annual meeting of shareholders, as filed with the SEC on March 13, 2024. Information about the directors and executive officers of Premier Financial is set forth in the proxy statement for Premier Financial’s 2024 annual meeting of shareholders, as filed with the SEC on March 18, 2024. Information about any other persons who may, under the rules of the SEC, be considered participants in the solicitation of the respective shareholders of the Company or Premier Financial in connection with the proposed Merger is included in the Joint Proxy Statement/Prospectus. You can obtain free copies of these documents from the SEC, the Company or Premier Financial using the website information above. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

THE RESPECTIVE SHAREHOLDERS OF THE COMPANY AND PREMIER FINANCIAL ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS WITH RESPECT TO THE PROPOSED MERGER.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits:

99.1 - Wesbanco, Inc press release announcing the quarterly cash dividend rate increase dated November 20, 2024.

104 – Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Wesbanco, Inc. (registrant)

Date:	November 20, 2024	By:	/s/ Daniel K. Weiss, Jr.
Daniel K. Weiss, Jr. Senior Executive Vice President and Chief Financial Officer

Exhibit 99.1

WesBanco Declares Increase in Quarterly Cash Dividend to Its Shareholders

Wheeling, W.Va., (November 20, 2024) – WesBanco, Inc. (Nasdaq: WSBC), a diversified, multi-state bank holding company, announced today that its Board of Directors has approved a 2.8% increase in the quarterly cash dividend to $0.37 per common share from the previous quarterly dividend of $0.36 per common share. The higher dividend rate will be payable on January 2, 2025 to shareholders of record on December 6, 2024. This is the eighteenth increase in the quarterly dividend since 2010 and represents a cumulative increase of 164% over that period.

The WesBanco Board of Directors approved this most recent cash dividend increase based in part on the Company’s strong capital position and net income. The new cash dividend represents an annualized cash dividend rate of $1.48 per common share. Based upon yesterday’s closing common stock price of $35.26, the new dividend equates to a yield of approximately 4.2%.

About WesBanco, Inc.

With over 150 years as a community-focused, regional financial services partner, WesBanco Inc. (NASDAQ: WSBC) and its subsidiaries build lasting prosperity through relationships and solutions that empower our customers for success in their financial journeys. Customers across our eight-state footprint choose WesBanco for the comprehensive range and personalized delivery of our retail and commercial banking solutions, as well as trust, brokerage, wealth management and insurance services, all designed to advance their financial goals. Through the strength of our teams, we leverage large bank capabilities and local focus to help make every community we serve a better place for people and businesses to thrive. Headquartered in Wheeling, West Virginia, WesBanco has $18.5 billion in total assets, with our Trust and Investment Services holding $6.1 billion of assets under management and securities account values (including annuities) of $1.9 billion through our broker/dealer, as of September 30, 2024. Learn more at www.wesbanco.com and follow @WesBanco on Facebook, LinkedIn and Instagram.

SOURCE: WesBanco, Inc.

WesBanco Company Contact:

John H. Iannone

Senior Vice President, Investor Relations

304-905-7021